EXHIBIT 32.1

CERTIFICATION OF 10-Q REPORT
OF
SCOTT'S LIQUID GOLD-INC.

FOR THE QUARTER MARCH 31, 2008

1.   The undersigned are the Chief Executive Officer and the Chief Financial
Officer of Scott's Liquid Gold-Inc. ("Scott's Liquid Gold").   This
Certification is made pursuant to Section 906 of the Sarbanes-Oxley Act of
2002.   This Certification accompanies the 10-Q Report of Scott's Liquid Gold
for the quarter ended March 31, 2008.

2.   We certify that such 10-Q Report fully complies with the requirements of
Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the
information contained in such 10-Q Report fairly presents, in all material
respects, the financial condition and results of operations of Scott's Liquid
Gold.

This Certification is executed as of May 2, 2008.

/s/ Mark E. Goldstein

Mark E. Goldstein
President, Chief Executive Officer
 and Chairman of the Board
Principal Executive Officer

/s/ Jeffry B. Johnson

Jeffry B. Johnson
Treasurer and Chief Financial Officer
Principal Financial Officer